SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 4, 2006

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On September 4, 2006, Trintech issued the following press release:

Trintech Growth Strategy Focused on Transaction Reconciliation Software

Business Following the Sale of the Payment Systems Business to VeriFone

Dallas, Texas/Dublin, Ireland – 4 September, 2006 - Trintech Group plc (NASDAQ: TTPA), today announced that it completed the sale of its payment systems business to VeriFone Holdings, Inc.

Following the completion of the sale, Trintech will focus on being a leading global provider of financial software and technology services specializing in transaction verification, reconciliation management, process automation and compliance.

Trintech Chairman and CEO, Cyril McGuire said, ”Following this transaction Trintech is now aggressively focused on expanding and growing its transaction reconciliation software solutions business globally. We are investing significant capital to deliver new innovative world class products and services for our growing customer base.”

Paul Byrne, President of Trintech, added “The recent hiring of industry veterans in both financial services and healthcare, combined with investment to date in our FMS business and our acquisition strategy, is designed to position Trintech to drive profitable growth in both our core and new vertical markets.”

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Maurice Hickey
Maurice Hickey
Chief Financial Officer

Dated: September 4, 2006